Exhibit 99.1

Foster Creek returns to normal operations after forest fire

Calgary, Alberta (June 11, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has returned to normal operations at its Foster Creek oil sands project in northern Alberta after a forest fire on the Cold Lake Air Weapons Range (CLAWR) led to the precautionary shutdown of the operation on May 23 for 11 full days.

“I’d like to commend everyone at Cenovus and externally who responded to the forest fire and helped keep our people and facilities safe,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “I was pleased with the strong coordination between our Cenovus teams, Alberta Agriculture and Forestry, and the Department of National Defence, in particular 4 Wing Cold Lake and CLAWR Range Control. I also want to thank our staff who worked safely and efficiently to get Foster Creek running again.”

Cenovus expects second-quarter production to be reduced by approximately 10,500 barrels per day (bbls/d) net due to the shutdown. For the full year, the production impact is estimated to be approximately 2,600 bbls/d net. Cenovus expects full-year production from Foster Creek to remain within its previously announced annual guidance of 62,000 bbls/d to 68,000 bbls/d net.

Essential staff were cleared to return to Foster Creek on June 1 to inspect the site and begin start-up activities. Crews found no damage to the Foster Creek facility and infrastructure, and the restart of operations went smoothly. The company is assessing expected costs incurred as a result of the evacuation and the shutdown.

Foster Creek, which is jointly owned with ConocoPhillips, had average production of approximately 67,500 bbls/d net to Cenovus (135,000 bbls/d gross) before the forest fire. Production has now essentially returned to this range. Total oil production across all of Cenovus’s assets averaged about 218,000 bbls/d net in the first quarter of 2015.

The Athabasca natural gas operation, which was also shut down due to the forest fire, has returned to normal operations as well. The facility produces about 20 million cubic feet per day (MMcf/d) of gas, which is used as fuel for Foster Creek. While the forest fire caused minor damage to peripheral equipment at some well sites, the natural gas wells were not affected.

On June 9, Alberta Agriculture and Forestry declared the forest fire on the CLAWR as being held and lifted the precautionary two-hour evacuation notice for Foster Creek.

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “expect”, “guidance”, “estimate” or

Q1 2015

similar expressions and includes suggestions of future outcomes, including statements about expected future production and projections contained in the company’s 2015 guidance. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: the extent of damage caused by the forest fire; assumptions disclosed in Cenovus’s 2015 corporate guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the company’s ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; the company’s ability to generate sufficient cash flow from operations to meet the company’s current and future obligations; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: the impact of weather conditions on the ability to execute further damage assessment and repair programs; risks associated with any unanticipated damage or other effects of the forest fire; risks associated with any continued, further or additional natural disasters; and the risk factors and uncertainties identified in Cenovus’s First Quarter Report, which remain accurate as of the date of this release.  For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current and annual Management’s Discussion & Analysis (MD&A) and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and the company’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $23 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Kam Sandhar	Reg Curren
Director, Investor Relations	Senior Media Advisor
403-766-5883	403-766-2004

Graham Ingram	Sonja Franklin
Manager, Investor Relations	Media Advisor
403-766-2849	403-766-7264

Anna Kozicky	Media Relations general line
Senior Analyst, Investor Relations	403-766-7751
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382